ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated June 11, 2014

Master Limited Partnerships (MLPs)	ETRACS

ETRACS Wells Fargo® MLP Ex-Energy ETN

Profile		ETN Ticker: FMLP
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	– Significant income potential in the form of a variable monthly coupon linked to the cash distributions, if any, on the Index constituents, less investor fees
CUSIP	90273A108
Primary exchange	NYSE Arca®
Initial trade date	6/10/2014
Maturity date	6/10/2044	–	Tracks an index of non-energy Master
Annual Tracking Rate	0.85%, accrued on a daily basis		Limited Partnerships
Index Yield[2]	7.69%	–	Convenience of an exchange-traded
Underlying Index	Wells Fargo® MLP Ex-Energy Index		security

About the ETN

The ETRACS Wells Fargo® MLP Ex-Energy ETN (NYSE: FMLP) (“FMLP” or the “ETN”) is an exchange-traded note linked to the performance of the Wells Fargo® Master Limited Partnership Ex-Energy Index. FMLP has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance) and pays a variable monthly coupon linked to the cash distributions, if any, on the Index constituents, less investor fees.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

What are Master Limited Partnerships (“MLPs”)?

MLPs are entities receiving partnership taxation treatment and whose units are traded on a securities exchange like shares of corporate stock. MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively lower historical correlation to the market prices of a wide range of asset classes, including equities and commodities.

About the Underlying Index

The Wells Fargo® Master Limited Partnership Ex-Energy Index is intended to measure the performance of all non-energy master limited partnerships (“MLPs”) listed on the New York Stock Exchange (“NYSE”), NYSE MKT or NASDAQ that satisfy market capitalization and other eligibility requirements. The Index is a modified market capitalization-weighted index of master limited partnerships (MLPs) that do not have an energy focus and that have a market capitalization of at least $100 million at the time of inclusion. The capitalization weighting methodology is referred to as modified because it includes a 10% weighting limit under which the MLP (Master Limited Partnership) classes of a particular issuer may not exceed 10% of the total capitalization of the Index. Wells Fargo Securities, LLC began publishing data on the Index on April 1, 2014.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Wells Fargo® MLP Ex-Energy ETN

Index Constituents
Top 10 of 18 index constitutents

Name	% Weight
KKR & Co LP	10.91
Blackstone Group LP	10.64
Icahn Enterprises LP	10.55
Lazard Ltd	10.27
Carlyle Group LP	9.89
Och-Ziff Capital Management Group LLC	9.32
Oaktree Capital Group LLC	9.11
Apollo Global Management LLC	9.03
Fortress Investment Group LLC	5.03
Cedar Fair LP	4.54

Benefits of Investing

–	Significant income potential in the form of a variable monthly coupon linked to the cash distributions, if any, on the Index constituents, less investor fees.

–	Exposure to an index of publicly traded companies receiving partnership taxation treatment that derive a majority of their income from non-energy-related activities.

–	Convenience of an exchange-traded security.

Source: Wells Fargo Securities, LLC, as of 6/6/14

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Wells Fargo® MLP Ex-Energy ETN

Selected Risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal - The ETNs are fully exposed to any decline in the level of the Index. Because the ETNs are subject to investor fees, the level of the Index, as measured by the Final Index Level, will need to increase from the Initial Index Level by an amount at least equal to the percentage of the Principal Amount represented by the investor fees, less any net distributions made by the Index constituents, in order for you to receive an aggregate amount over the term of the ETNs equal to at least the Principal Amount of your ETNs. If the increase in the level of the Index is insufficient to offset the negative effect of the investor fees, less any net distributions made by the Index constituents, or if the level of the Index declines, you will lose some or all of your investment at maturity or call, or upon early redemption.

–	Market risk -The return on the ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any payment at maturity or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

–	A trading market for the ETNs may not develop -Although the ETNs have been approved for listing, subject to official notice of issuance, there is no guarantee that a liquid trading market for the ETNs will develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our sole discretion.
–	Minimum redemption amount - You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement.

–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Measurement Date.

–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

–	UBS call right - UBS may elect to redeem all outstanding ETNs at any time on or after June 15, 2015, as described under “Specific Terms of the ETNs - UBS Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs.

–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fees. In addition, any Tracking Fee Shortfall will reduce the Coupon Amount, if any, for the following Coupon Valuation Date.

–	Limited performance history - The Index was created on April 1, 2014. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

–	Owning the ETNs is not the same as owning any of the Index constituents or ETF constituents - The return on your ETNs may not reflect the return you would realize if you actually owned any of the non-energy MLPs underlying the Index or the securities underlying the ETFs.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Wells Fargo® MLP Ex-Energy ETN

Footnotes

1     The issuer credit rating as of pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2     The Index Yield is calculated as June 6, 2014 of by the sponsor of the Index, Wells Fargo Securities, LLC. Because the Index Yield does not reflect investor fees or applicable withholding taxes, and the variable monthly coupon that may be paid by the ETN, if any, is subject to fees and withholding taxes, the yield on the ETNs will always be less than the Index Yield (and the total return on the ETNs will always be less than the total return on a hypothetical direct investment in the Index or Index constituents).

Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

NYSE Arca, Inc. (“NYSE Arca”), which acts as calculation agent for the Wells Fargo Master Limited Partnership Ex-Energy Index (the “Index”), is not affiliated with UBS AG, Wells Fargo & Company or Wells Fargo Securities, LLC (together, “Wells Fargo”) and does not approve, endorse, review or recommend this Product; ETRACS linked to the Wells Fargo® Master Limited Partnership Ex-Energy Index is based on the Index, and the value of such Index is derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the Index, its values or other information furnished in connection with the Index.

NEITHER WELLS FARGO NOR NYSE ARCA MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX, TRADING BASED ON THE INDEX, OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE TRADING OF THE ETRACS LINKED TO THE WELLS FARGO® MASTER LIMITED PARTNERSHIP EX-ENERGY INDEX, OR FOR ANY OTHER USE.

ETRACS linked to the Wells Fargo® Master Limited Partnership Ex-Energy Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express orimplied, to investors in the Product or any member of the public regarding the advisability of investing in securities generally or in the ETRACS Linked to the Wells Fargo® Master Limited Partnership Ex-Energy Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to the ETRACS Linked to the Wells Fargo® Master Limited Partnership Ex-Energy Index. Wells Fargo has no obligation to take into consideration the ETRACS Linked to the Wells Fargo® Master Limited Partnership Ex-Energy or investors in the Product when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of the ETRACS Linked to the Wells Fargo® Master Limited Partnership Ex-Energy Index.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com